EXHIBIT 99.1

UMeWorld Limited Executing Key Acquisition Corporate Actions

MIAMI, October 10  (GLOBE NEWSWIRE) - UMeWorld Limited (OTC: UMEWF), a vertically integrated edible oil company, is announcing a majority shareholder and directors resolution for the approval of two key corporate actions, outlined below, undertaken with a view to furthering recently publicized acquisitions.

UMeWorld will engage in a corporate domestication into the United States from the current operating jurisdiction of the British Virgin Islands. Michael Lee, CEO of UMeWorld, said, “redomiciling our company within the United States will significantly increase our access to capital markets, as we believe selection of a well-established and respected jurisdiction will bolster investor confidence in the present and in the years to come.”

In addition to the domestication process, the shareholders have overwhelmingly authorized the issuance of 2,000,000 ‘Series A Preferred’ shares pursuant to a Series A fundraise, representing a separate and distinct class of shares from current outstanding common shares. A public offering of Series A securities will provide UMeWorld with substantial capital for planned and forthcoming asset and company acquisitions.

These offerings will be the first preferred shares issued by the company and are intended to encapsulate a number of unique characteristics. On this point, Michael Lee said, “We believe we have structured the Series A Preferred shares to be an attractive instrument for outside investors while minimizing dilution to current shareholders – ensuring that we are able to balance current interests and future interests as our company enters a new, defining era.”

Further information on the prospective securities will be found in the company SEC filings, as made available. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Media Contact:

Michael Lee, CEO

UMeWorld Limited

Email: info@umeworld.com

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Forward-Looking Statements

This press release may contain forward-looking statements, about UMeWorld's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, UMeWorld or its representatives have made or may make forward-looking statements, orally or in writing.

Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by UMeWorld with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of UMeWorld's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause UMeWorld's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause UMeWorld's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in UMeWorld's filings with the SEC. In addition, UMeWorld operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. UMeWorld does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our securities which are included in our Annual Report on Form 20-F and other periodic and current reports filed with the Securities and Exchange Commission.

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